Exhibit 4.1

DESCRIPTION OF SECURITIES

General

Nexalin Technology, Inc.’s (the “Company”) authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share (“Common Stock”). As of March 23, 2026, we had 20,581,646 shares of Common Stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and Amended and Restated Bylaws (as amended, the “Bylaws”), which we have previously filed with the U.S. Securities and Exchange Commission.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock that may be outstanding at the time, holders of outstanding shares of Common Stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the Company’s board of directors (the “Board”) may determine from time to time.

Voting Rights

Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of the Company’s Common Stock shall have no cumulative voting rights.

Preemptive Rights

The Company’s Common Stock is not entitled to preemptive or other similar subscription rights to purchase any of the Company’s securities.

Conversion or Redemption Rights

The Company’s Common Stock is neither convertible nor redeemable.

Liquidation Rights

Upon the Company’s liquidation, the holders of the Company’s Common Stock will be entitled to receive a pro rata portion of the Company’s assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Anti-Takeover Effects of the Company’s Certificate of Incorporation and the Company’s Bylaws

Our Certificate of Incorporation, Bylaws, and the Delaware General Corporation Law (the “DGCL”) contain provisions that may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders. These provisions include:

Stockholder Action by Written Consent

Our Bylaws provide that no action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent or by electronic transmission.

Special Meetings of Stockholders

Our Bylaws provide that special meetings of our stockholders may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer if the Chairperson is unavailable, or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of the Company’s stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper written form, of the stockholder’s intention to bring that business before the meeting and must meet all other requirements set forth in the Bylaws and applicable law. These provisions of our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies

Our Bylaws provide that any individual director or directors may be removed with cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, voting together as a single class. In addition, our Bylaws provide that any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. In addition, pursuant to that certain Consulting Agreement, dated May 9, 2018, between the Company and U.S. Asian Consulting Group, LLC (“U.S. Asian”), as amended on January 9, 2019 and March 4, 2021, U.S. Asian has the right in its sole discretion to appoint one member to the Company’s Board of Directors.

Amendments to our Bylaws

Our Certificate of Incorporation provides that the Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our Certificate of Incorporation. Any amendment, alteration, rescission or repeal of our Bylaws by our stockholders will require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of Common Stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued Common Stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Law

The Company is subject to Section 203 of the DGCL (“Section 203”), which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, of assets of the corporation, which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to certain exceptions, any transaction involving the corporation that has the effect, directly or indirectly, of increasing the interested stockholder’s proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation; and

●	any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person that, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. Our Certificate of Incorporation includes provisions that eliminate the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for certain breaches of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation for monetary damages for breach of fiduciary duty will not apply to any director for breaches of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for certain unlawful dividends or redemptions, or for any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation and Bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that are included in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company.

Listing

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “NXL.”

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